Xilio Therapeutics, Inc.

828 Winter Street, Suite 300

Waltham, Massachusetts 02451

October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xilio Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-259973

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Xilio Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-259973), as amended, so that it may become effective at 4:00 p.m. Eastern time on October 21, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Cynthia T. Mazareas of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6393, or in her absence, Molly W. Fox at (617) 526-6812, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

XILIO THERAPEUTICS, INC.

By:	/s/ René Russo
Name:	René Russo, Pharm.D.
Title:	President and Chief Executive Officer